UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Gorman, Stephen C
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Date of Event Requiring Statement (Month/Day/Year)
   12/02/1999
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 1,501.00 (1)        D   Direct

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to 11/16/96  11/16/05  Common Stock                 1,500.00   $18.0000   D           Direct
buy)                            (2)
Non-Qualified Stock Option      04/22/99  04/22/09  Common Stock                 15,000.00  $13.6250   D           Direct
(right to buy)                  (3)
Non-Qualified Stock Option      09/06/97  09/06/06  Common Stock                 3,750.00   $30.6250   D           Direct
(right to buy)                  (4)
Non-Qualified Stock Option      11/07/98  11/07/07  Common Stock                 3,200.00   $31.5625   D           Direct
(right to buy)                  (5)

Explanation of Responses:

(1)
The reporting person owns 310 shares jointly with spouse and 566 shares were previously purchased under a Section 423 Plan.
(2)
Grant to reporting person of option to purchase 1,500 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option became fully vested on Novembe 16, 1999.
(3)
Grant to reporting person of option to purchase 12,000 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 3,000 shares each on April 22, 1999, April 22, 2000, April 22,
2001 and April 22, 2002.    Grant to reporting person of option to purchase 3,000 shares of common stock under the IDX Systems
Corporation 1995 Stock Option Plan.  The option becomes exercisable on the expiration of eight years from date of grant (April 22,
2007).  Vesting can accelerate if the Corporation achieves certain goals.  The plan pursuant to which the reported options were granted provides for tax withholding rights.
(4)
Grant to reporting person of option to purchase 2,500 shares of common stock under the  IDX Systems Corporation 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 625 shares each on September 6, 1997, September 6, 1998, September
 6, 1999 and September 6, 2000.  Grant to reporting person of option to purchase 2,500 shares of common stock under the IDX Systems
Corporation 1995 Stock Option Plan.  The option becomes exercisable on the expiration of eight years from date of grant (September
6, 2004).  Vesting can accelerate if the Corporation achieves certain goals.  The plan pursuant to which the reported options were granted provides for tax withholding rights.
(5)
Grant to reporting person of option to purchase 3,200 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 800 shares each on November 7, 1998, November 7, 1999, November 7,
 2000 and November 7, 2001.  The plan pursuant to which the reported option was granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Stephen C. Gorman
DATE